RESTATED

Second Quarter 2005 Management’s Discussion and Analysis

July 27th, 2005

Management's Discussion and Analysis (MD&A) presented below reflects the effects of the restatement on the consolidated financial statements as at June 30, 2005 and December 31, 2004 and for the three and six month periods ended June 30, 2005 and 2004. See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

The “MD&A” focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2005 and 2004 and the related notes contained herein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2004. These accounting policies have been applied consistently for the six months ended June 30, 2005

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts does not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter  from March 31, 2004 to September 30, 2005 and its audited 2004 consolidated financial statements.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported		As Restated
Consolidated Balance Sheets	June 30	December 31	June 30	December 31
	2005	2004	2005	2004

Unrealized gain on commodity and foreign currency contracts	$-	$-	$547	$480
Unrealized loss on commodity and foreign currency contracts	$-	$-	$1,424	$4,695
Prepaid expenses	$2,584	$1,684	$2,222	$1,211
Investment and non-producing properties	$133,390	$125,863	$133,546	$125,863
Accounts payable and accrued liabilities	$17,024	$20,331	$17,017	$20,331
Deficit	$(114,843)	$(111,976)	$(115,919)	$(116,664)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Three Month Ended June 30		Three Month Ended June 30
	2005	2004	2005	2004

Revenue	$23,905	$20,950	$25,358	$21,179
Mine operating earnings	$3,073	$2,411	$4,526	$2,640
Gain on commodity and foreign currency contracts	$-	$-	$3,491	$1,836
Net income for the period	$24	$1,287	$4,971	$3,352
Adjusted net income (loss) for the period attributable to common shareholders	$24	$(7,895)	$4,971	$(5,830)
Basic income/(loss) per share	$0.00	$(0.12)	$0.07	$(0.09)
Diluted income/(loss) per share	$0.00	$(0.12)	$0.07	$(0.09)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Six Month Ended June 30		Six Month Ended June 30
	2005	2004	2005	2004

Revenue	$50,986	$36,101	$54,444	$36,887
Mine operating earnings	$4,556	$4,249	$8,014	$5,035
Gain/(Loss) on commodity and foreign currency contracts	$-	$-	$154	$(378)
Net income/(loss) for the period	$(2,864)	$921	$748	$1,329
Adjusted net income (loss) for the period attributable to common shareholders	$(2,867)	$(10,381)	$745	$(9,973)
Basic income/(loss) per share	$(0.04)	$(0.17)	$0.01	$(0.17)
Diluted income/(loss) per share	$(0.04)	$(0.17)	$0.01	$(0.17)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge its future silver production.

Results of Operations

For the three months ended June 30, 2005 the Company’s net income was $5.0 million (earnings per share of $0.07) compared to net income of $3.4 million (loss of $0.09 per share, after adjusting for the accretion to the 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”)) for the corresponding period in 2004.  During the quarter the Company recorded a gain on commodity and foreign currency contracts of $3.5 million, primarily due to a lower negative mark-to-market on open contracts at the end of the second quarter relative to the mark-to-market valuation at the end of the first quarter.  The Company had net income of $ 0.7 million for the six-month period ended June 30, 2005 compared to net income of $1.3 million for the corresponding period in 2004. During the second quarter of 2004, the Company recorded a $3.58 million gain on the sale of surplus land at the Quiruvilca mine, offset by a charge of $1.31 million relating to the early conversion of the Debentures.

Revenue from metal sales for the second quarter of 2005 was $25.4 million, a 20 per cent increase from the corresponding period in 2004.  The Morococha mine, which was acquired with effect from July 1, 2004 generated revenue of $8.8 million in the second quarter of 2005 and was the main reason for the increase in revenue from a year ago.  Revenue in the second quarter also benefited from higher realized metal prices than the previous year, offset partially by lower concentrate shipments from the Huaron and Quiruvilca operations as compared to the year-earlier period.

Operating costs for the three months ended June 30, 2005 were $18.4 million, a $1.9 million increase from the operating costs recorded in the same period of 2004. For the six-month period ended June 30, 2005, operating costs increased by $13.1 million over the operating costs for the comparable period of 2004. The Morococha mine incurred operating costs of $5.1 million and $10.9 million in the three-months and six-months ended June 30, 2005 respectively and was the main reason for the increase in operating costs from a year ago. Peruvian workers participation and a third party’s one-third participation in the Pyrite Stockpile operation, which totaled $0.4 million during the second quarter (2004 - $nil) and $0.9 million in the first half of 2005 (2004 - $nil) also increased operating costs from last year.  In addition, the Company has experienced the industry-wide escalations in major cost items, such as energy, freight and labour costs over the last year.

The Company generated mine operating earnings of $4.5 million in the second quarter of 2005 (2004 - $2.6 million).  Mine operating earnings are equal to revenue less operating costs and depreciation and amortization expenses.  As reflected in the following table, the second quarter of 2005 represents the ninth consecutive quarter that the Company has generated mine operating earnings.  The table below sets out select quarterly results for the past ten quarters, which are stated in thousands of US dollars, except per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Net income (loss) per share
2005	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)
2004	Dec. 31	$30,022	$3,402	$13,527	$0.21
	Sept. 30	$27,916	$6,357	$358	$0.01
	June 30	$21,179	$2,640	$3,352	$(0.09)(2)
	March 31	$15,708	$2,395	$(2,023)	$(0.08)(2)
2003	Dec.31	$12,857	$81	$(2,840)	$(0.05)(2)
	Sept. 30	$11,890	$1,258	$(1,125)	$(0.10)(2)
	June 30	$12,553	$758	$(1,156)	$(0.02)
	March 31	$7,822	$(78)	$(1,573)	$(0.03)

(1)

Mine operating earnings/(loss) are equal to revenues less operating costs and depreciation and amortization

(2)

Includes charges associated with early conversion and accretion of the Debentures

Depreciation and amortization charges for the second quarter of 2005 increased to $2.4 million from $2.0 million the year before.  The principal reason for this increase was the depreciation charges related to the Morococha mine.

General and administration (“G & A”) costs for the three-month period ended June 30, 2005, including stock-based compensation, were $1.8 million, down from $1.9 million recorded in the comparable quarter in 2004.

Exploration expenses for the quarter were $0.9 million, mostly expended on feasibility activity at the Company’s 50 per cent owned Manantial Espejo property in Argentina.

Exploration expenses for the comparable quarter of 2004 were $1.1 million, which included due diligence costs of $0.5 million spent on a business development opportunity.

Reclamation expense of $0.9 million in the first half of 2005 (2004 - $0.6 million) related to the accretion of the liability that the Company previously recognized on all its mining operations by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.    The Company’s expectations for future site restoration costs at its mines did not change during the quarter.

Interest expenses have been reduced for the three and six-month periods ended on June 30, 2005 as a result of the Company successfully inducing the early conversion of 99 per cent of the Debentures and prepaying all bank debt in the second quarter of 2004.  Interest expenses of $0.1 million were incurred in the second quarter of 2005 compared to $0.3 million during the same period in 2004.

Interest and other income for the second quarter of $0.9 million primarily represented net income received from cash balances the Company maintained during the quarter. In the second quarter of 2004, the Company recorded $0.5 million of interest income.

The Company incurred an income tax expense of $0.7 million and increased operating costs relating to government mandated worker’s participation in annual mining profits of $0.3 million during the second quarter of 2005 (2004 - $nil). These expenses were a result of the Company generating taxable earnings at its Huaron and Morococha mines in Peru.

Metal Production

Pan American produced 3,088,667 ounces of silver in the second quarter of 2005, a 24 per cent increase from the corresponding period in 2004.  In the first half of 2005, silver production has increased by 25 per cent as compared to 2004 production. This increase was achieved through the acquisition of Morococha , which produced 691,612 ounces at a cash cost of $2.78 per payable ounce in the second quarter, while production from the Company’s other operations in total remained similar to production levels achieved a year ago.  As shown in the following table, zinc and copper production were also significantly higher than last year’s production due to the addition of Morococha.  Lead production is trailing last year’s production levels by 9 per cent over the first half of the year due to lower lead grades at both Huaron and Quiruvilca.

	Three months ended			Six months ended
	June 30			June 30
	2005	2004	% Change	2005	2004	% Change
Silver metal - ounces	3,088,667	2,495,798	24	6,084,369	4,884,636	25
Zinc metal - tonnes	9,246	7,349	26	18,117	14,522	25
Lead metal - tonnes	3,703	4,198	(12)	7,378	8,089	(9)
Copper metal - tonnes	1,051	656	60	1,978	1,270	56

The La Colorada mine production continued its improving trend during the second quarter with record silver production of 743,397 ounces at cash costs of $5.39 per payable ounce. For the first half of 2005, La Colorada has achieved a production increase of 57 per cent compared to the first half of 2004 by processing only 9 per cent more tonnes of ore, but at much higher grades and recoveries.

In the second quarter of 2005 the Quiruvilca mine encountered lower grades than a year ago, resulting in silver production of 580,999 ounces, which was 6 per cent lower than the comparable period in 2004.  However, silver production did increase 3 per cent over production in the first quarter of 2005. Cash costs per ounce of payable silver for the first half of 2005 at Quiruvilca were $4.34.  Management expects that production levels at Quiruvilca will steadily improve during the second half of the year, with the installation in July of a conveyor system to transport both ore and waste from the key 340 level of the mine.

The Huaron mine experienced grades and recoveries which did not meet expectations during the second quarter of 2005.   For the three-months ended June 30, 2005, Huaron produced 922,643 ounces of silver, which was 16 per cent behind silver production achieved in the second quarter of 2004; however it was a 4 per cent improvement over production in the first quarter of 2005.  Cash costs per payable ounce for the first half of 2005 were $4.99, a 27 per cent increase over last year’s costs per payable ounce.  Contributing approximately $0.79 to the increase in costs per ounce for the second quarter of 2005 compared to the second quarter of 2004 was lower base metal production, which resulted in a reduction in the by-product credit.  Zinc recoveries have declined due to a change in the ore type in the areas currently being mined.  An intensive metallurgical test program has been initiated in an effort to return zinc recoveries to historical levels.  In addition, management is confident that a combination of operating and capital initiatives implemented in the first half of the year will allow Huaron to steadily increase mining and processing rates over the remainder of 2005.

The Company’s Pyrite Stockpile operation produced 150,016 ounces of silver during the quarter at a cash cost of $1.63 per payable ounce. Production from the Stockpiles for the first six months of 2005 was 35 per cent lower than the production in the comparable period of 2004. The production rates from the Stockpile operation are entirely dependent on the demand for this ore from the purchaser, Doe Run Peru, and as a consequence are not controlled by management.  Costs per payable ounce are higher than last year due to the fact that Volcan Minera S.A. became entitled to a one-third participation in the Stockpile operation in December 2004, which is treated as a cost to the operation.

At the San Vicente property in Bolivia, mining of ore recommenced in early July 2005 following six months of negotiations between the Company and Comibol, the Bolivian state owned mining company.  As a consequence of these negotiations, the Company plans to stockpile ore while refurbishing the milling facility at the San Vicente mine over the course of the next six months, instead of processing ore on a toll basis at a nearby facility. The Company had expected to produce approximately 735,000 ounces from San Vicente in 2005 at a total cost of under $2.50 per ounce; however the protracted negotiations and decision to change milling arrangements will make it impossible for the Company to meet this production target. Instead, the Company now expects to be producing from its own mill at a rate of approximately 400 tonnes per day early in 2006, producing approximately 750,000 ounces per year.

With no production expected from San Vicente in 2005 and reduced production rates from the Stockpile operation, the Company now expects consolidated production for 2005 to be approximately 12.5 million ounces, down from 13.5 million ounces originally forecasted. The Company expects consolidated cash costs per payable ounce to decrease slightly in the second half of 2005 and is estimating consolidated cash cost per payable ounce of below $4.50 for 2005.  The lack of production from the low-cost San Vicente mine and reduced production from the low-cost Pyrite Stockpiles are the main reasons for the increase in the estimated consolidated costs for 2005 from the $4.16 per payable ounce that was forecast by management at the start of the year.

Cash and Total Production Costs per Ounce for Payable Silver

Consolidated cash costs per ounce for the three-month period ended June 30, 2005 were $4.48 per payable ounce of silver compared to $4.09 per payable ounce for the corresponding period of 2004.  For the first half of 2005, consolidated cash costs per ounce were $4.50 per payable ounce compared to $3.94 per payable ounce in the first half of 2004.  Industry-wide cost escalations in energy and consumables, Peruvian workers participation and a third party’s one-third participation in the Pyrite Stockpile operation, which totaled $0.4 million during the second quarter (2004 - $nil) and $0.9 million in the first half of 2005 (2004 - $nil) were the primary reasons for the increase in cash costs from last year. In addition, the Company has experienced increases in labour costs as a direct effect of stronger Peruvian and Mexican local currencies relative to the US dollar over the last year.

The Company changed its method for calculating cash and total costs per ounce of silver, with effect from the first quarter of 2005.  In the past, these calculations were based on produced ounces, as set out on page 11 of the Consolidated Financial Statements for the year ended December 31, 2004.  The Company now calculates its cash and total costs per ounce based on the silver ounces for which the Company is paid, therefore eliminating the need to account for the cost of metals lost in smelting and refining.  The second quarter and the first six months of 2004 costs per ounce have been recalculated on the same basis to ensure that the comparables are consistent with this new method.

The non-GAAP measures of cash and total cost per ounce of payable silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the three and six-month periods ended June 30, 2005.

	Three months ended June 30			Six months ended June 30
	2005		2004	2005	2004
Operating Costs		$18,417	$16,531	$40,797	$27,699
Add/(Subtract)
Smelting, refining, and transportation charges		9,061	5,603	17,734	11,159
By-product credits		(18,219)	(11,277)	(35,616)	(22,678)
Mining royalties		62	32	255	32
Change in inventories		3,352	(2,035)	1,731	294
Other		271	(100)	657	198
Minority interest adjustment		(262)	-	(604)	-
Cash Operating Costs	A	$12,682	$8,754	$24,954	$16,704
Add/(Subtract)
Depreciation and amortization		2,415	2,008	5,633	4,153
Asset retirement and reclamation		412	302	939	603
Change in inventories		1,061	-	1,061	-
Other		95	(53)	80	(48)
Minority interest adjustment		(159)	-	(321)	-
Production Costs	B	$16,504	$11,010	$32,344	$21,412

Payable Ounces of Silver	C	2,831,511	2,142,515	5,549,584	4,243,810
Total Cash Cost per Ounce	(A*1000)/C	$4.48	$4.09	$4.50	$3.94
Total Production Costs per Ounce	(B*1000)/C	$5.83	$5.14	$5.83	$5.05

Liquidity and Capital Resources

At June 30, 2005, cash and cash equivalents plus short-term investments were $78.9 million, a $12.9 million decrease from March 31, 2005.  Investing activities for the three months ended June 30, 2005 generated $4.2 million and consisted primarily of the maturity of short-term investments of $18.5 million, which was partially used to fund expenditures on mineral property, plant and equipment of $14.2 million, mostly at Alamo Dorado.  Cash flow provided by operating activities was $1.4 million for the quarter ended June 30, 2005, after changes in non-cash operating working capital items utilized $1.8 million.  Financing activities in the second quarter offset each other with the exercise of stock options yielding $0.3 million and the repayment of short-term loans utilizing $0.3 million.

Working capital at June 30, 2005 was $95.4 million, a reduction of $4.9 million from March 31, 2005.  The reduction is reflected largely in a $12.9 million decrease in cash and cash equivalents plus short-term investments, a $3.6 million decrease in accounts receivable partially offset by a $5.8 million decrease in current liabilities and increases in inventories and prepaid expenses of $4.5 million and $0.7 million respectively.

Capital resources at June 30, 2005 amounted to shareholders’ equity of $278.3 million.  At June 30, 2005, the Company had 66,987,124 common shares issued and outstanding.

During the second quarter, the Company agreed to issue 255,781 warrants to the International Finance Corporation (“IFC”) in exchange for the termination of past and future obligations relating to production from the La Colorada mine.  Pan American was required to make payments to IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeded $4.75 per ounce.  Such payment was based on the positive difference between the average price per ounce of silver for a year and $4.75.  The Company negotiated the settlement of this obligation at a fair value of $2.1 million, to be settled by the issue of warrants after the quarter end. At 30 June, 2005 the fair value was recorded as a current liability.  Each warrant issued entitles the IFC to purchase one common share of Pan American at a price of US$ 16.91 over a five-year period.

Based on the Company’s financial position at June 30, 2005 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and discharge liabilities as they come due. Other than as disclosed elsewhere in the unaudited consolidated financial statements for the three months ended June 30, 2005 and 2004 and the related notes, the Company did not have any known material contractual obligation or any off-balance sheet arrangements at the date of this MD&A.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  At June 30, 2005, the Company had sold forward 16,850 tonnes of zinc at a weighted average price of $1,144 per tonne ($0.519 per pound). These forward sales commitments represent approximately 45 per cent of the Company’s forecast zinc production until March 2006.  At June 30, 2005, the cash offered prices for zinc was $1,223 per tonne. The negative mark to market value at June 30, 2005 was $1.4 million.

At the end of the second quarter of 2005, the Company had fixed the price of 650,000 ounces of silver produced during the second quarter and contained in concentrates, which are due to be priced in July and August of 2005 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $7.19 per ounce while the spot price of silver was $7.10 per ounce on June 30, 2005.

In anticipation of capital expenditures in Mexican pesos (“MXN”) relating to the construction of Alamo Dorado, the Company has purchased MXN 237 million settling between September 2005 and May 2006 to match anticipated spending at an average MXN/US$ exchange rate of 11.28..  At June 30, 2005, the spot exchange rate for MXN/US$ was 10.73 and the positive mark to market value of the Company’s position was $0.5 million.

Exploration and Development Activities

Following the positive construction decision in late February 2005, the Company has begun development at its Alamo Dorado project in Mexico and is confident that production will commence on schedule in late 2006.  All critical lead time equipment has been secured and key members of the operations management team have been hired. The final water permit has been received for the project and an engineering, procurement and construction management (“EPCM”) agreement was signed with engineering firm M3.  M3’s engineering and design work, which began in March was approximately 40% complete at June 30, 2005.  Construction activities have commenced at the site, including clearing work, the erection of a truck maintenance and warehouse facility, the pioneering of the main mine haulage road and the installation of temporary power lines. The Company spent $5.6 million on equipment and construction related activities for the quarter ended June 30, 2005.  Over the remainder of the year, the Company anticipates spending an additional $33.5 million on the construction of Alamo Dorado, which will be funded out of the Company’s treasury.  The total capital costs for the project are still expected to be approximately $77 million, including working capital and a contingency allowance.

The Company progressed the feasibility study for the 50 per cent owned Manantial Espejo project in Argentina during the quarter.  Pan American’s share of the feasibility costs in the first and second quarters of 2005 were $1.2 million and $0.8 million respectively, which was expensed as incurred.  Over the course of the next few months, the Company will develop and submit an environmental impact study to the Argentinean authorities along with proposals for the development of local infrastructure, supply of energy and tax incentive programs. The results of this work, together with ongoing metallurgical and geological interpretation will culminate in a completed feasibility study for the project by late 2005 at which time a construction decision will be taken. Pan American’s share of costs to complete the feasibility study is expected to be approximately an additional $0.4 million.